Exhibit 1

FORM 51-102F3

MATERIAL CHANGE REPORT

ÆTERNA ZENTARIS INC.

1.                   Reporting Issuer

Æterna Zentaris Inc. (the “Corporation”)

1405 du Parc-Technologique Blvd.

Quebec, Quebec  G1P 4P5

2.                   Date of Material Change

February 12, 2007

3.                   Press Release

On February 12, 2007, the Corporation issued a press release indicating the material change, which was disseminated in Canada on the CNW Telbec news wire service. A copy of such press release is attached hereto as Schedule A.

4.                   Summary of Material Change

On February 12, 2007, the Corporation announced that, after discussion with its external auditors relating to the Corporation’s and the auditors’ interpretation of Section 3465 of the Canadian Institute of Chartered Accountants (“CICA) Handbook, the Corporation has determined to restate its interim unaudited consolidated financial statements for the third quarter and nine-month periods ended September 30, 2006.

5.                   Full Description of Material Change

On February 12, 2007, the Corporation announced that, after discussion with its external auditors relating to the Corporation’s and the auditors’ interpretation of Section 3465 of the CICA Handbook, the Corporation has determined to restate its interim unaudited consolidated financial statements for the third quarter and nine-month periods ended September 30, 2006.

This non-cash restatement reduces the Corporation’s future income tax expense and its net loss by $4.9 million for the third quarter and nine-month periods ended September 30, 2006. As restated, the net loss is $1.6 million for the three-month period and $5.7 million for the nine-month period ended September 30, 2006, compared to the previously reported net loss of $6.5 million and $10.6 million for such periods, respectively. The Corporation’s net loss per share on a basic and fully-diluted basis is $0.03 for the three-month period and $0.11 for the nine-month period ended September 30, 2006, compared to the previously reported $0.12 and $0.21 for such periods, respectively. The impact on the consolidated balance sheet is a decrease in the future income tax liabilities of $5 million, a decrease in the deficit of $4.9 million and an increase in the cumulative translation adjustment of $0.1 million.

6.                   Reliance on Confidentiality Section of the Act

Not applicable.

7.                   Omitted Information

Not applicable.

8.                   Executive Officer

Further information regarding the matters described in this report may be obtained from Mario Paradis, Corporate Secretary. Mr. Paradis is knowledgeable about the details of the material change and may be contacted at (418) 652-8525.

9.                   Date of the Material Change Report

February 13, 2007.

SCHEDULE A

PRESS RELEASE

(February 12, 2007)

See attached.

Æterna Zentaris Inc. 1405 du Parc-Technologique Blvd. Québec (Québec) Canada G1P 4P5 T 418 652-8525 F 418 652-0881 www.aeternazentaris.com

Press Release For immediate release

Æterna Zentaris To File Restated Interim 2006 Third Quarter Financials

Net loss for the third quarter and the nine-month period ended September 30, 2006 decreases by $4.9 million

All amounts are in U.S. dollars

Quebec City, Canada, February 12, 2007 – Æterna Zentaris Inc. (TSX: AEZ; NASDAQ: AEZS) today announced that the Company, after discussions with its external auditors relating to the Company’s and the auditors’ interpretation of Section 3465 of the Canadian Institute of Chartered Accountants (“CICA”) Handbook, has determined to restate its interim unaudited consolidated financial statements for the third quarter and nine-month period ended September 30, 2006. This non-cash restatement will reduce the Company’s future income tax expense and its net loss by $4.9 million for the third quarter and nine-month period ended September 30, 2006. Æterna Zentaris’ restated net loss will be $1.6 million for the three-month period and $5.7 million for the nine-month period ended September 30, 2006, compared to the previously reported net loss of $6.5 million and $10.6 million for such periods, respectively. The Company’s net loss per share on a basic and fully- diluted basis will be $0.03 for the three-month period and $0.11 for the nine-month period ended September 30, 2006, compared to the previously reported $0.12 and $0.21 for such periods, respectively. The impact on the consolidated balance sheet will be a decrease in the future income tax liabilities of $5 million, a decrease in the deficit of $4.9 million and an increase in the cumulative translation adjustment of $0.1 million.

Section 3465 of the CICA Handbook provides guidance related to the valuation of future income tax assets in connection with income tax losses. The valuation of the $4.9 million allowance previously recorded in the Company’s consolidated statement of operations as future income tax expense in the third quarter ended September 30, 2006 has been reversed. Furthermore, in conjunction with the aforementioned restatement, future income tax assets and liabilities arising from within the same jurisdiction have also been offset as required by Section 3465.

The Company anticipates filing the restated third quarter 2006 interim financial statements and the corresponding Management’s Discussion and Analysis (MD&A) later today. These documents will be available on www.sedar.com and on the Company’s website at www.aeternazentaris.com. A summary of certain restated financial information is attached to this press release.

About Æterna Zentaris Inc.

Æterna Zentaris Inc. is a late-stage, global biopharmaceutical company focused on endocrine therapy and oncology with proven expertise in drug discovery, development and commercialization.

News releases and additional information are available at www.aeternazentaris.com.

Forward-Looking Statements

This press release contains forward-looking statements made pursuant to the safe harbor provisions of the U.S. Securities Litigation Reform Act of 1995. Forward-looking statements involve known and unknown risks and uncertainties, which could cause the Company’s actual results to differ materially from those in the forward-looking statements. Such risks and uncertainties include, among others, the availability of funds and resources to pursue R&D projects, the successful and timely completion of clinical studies, the ability of the Company to take advantage of business opportunities in the pharmaceutical industry, uncertainties related to the regulatory process and general changes in economic conditions. Investors should consult the Company’s quarterly and annual filings with the Canadian and U.S. securities commissions for additional information on risks and uncertainties relating to the forward-looking statements. Investors are cautioned not to rely on these forward-looking statements. The Company does not undertake to update these forward-looking statements.

Contacts

Jenene Thomas

Senior Director, Investor Relations & Corporate Communications

(418) 655-6420

jenene.thomas@aeternazentaris.com

Paul Burroughs

Media Relations

(418) 652-8525 ext. 406

paul.burroughs@aeternazentaris.com

Attachment: Financial summary

(In thousands of US dollars, except share
and per share data)

CONSOLIDATED RESULTS	Quarters ended September 30,		Nine months ended September 30,
Unaudited	2006	2005	2006	2005
	$	$	$	$
	(restated)		(restated)

Revenues	83,893	52,879	251,760	174,888

Operating expenses
Cost of sales	55,664	34,073	165,479	109,800
Selling, general and administrative	15,125	9,836	44,209	29,785
R&D costs, net of tax credits and grants	6,194	6,147	20,475	18,692
Depreciation and amortization	2,517	1,837	7,376	5,666
	79,500	51,893	237,539	163,943
Earnings from operations	4,393	986	14,221	10,945

Interest income	539	339	1,414	1,071
Interest expense	(1,971)	(2,241)	(7,198)	(7,067)
Foreign exchange gain (loss)	109	(404)	26	(351)
Earnings (loss) before the following items	3,070	(1,320)	8,463	4,598

Current income taxes	(2,010)	(251)	(6,401)	(4,503)
Future income taxes	692	(753)	2,511	(1,915)
Gain (loss) on dilution of investments	(5)	109	(140)	16,502
Non-controlling interest	(3,316)	(1,544)	(10,144)	(5,047)
Net earnings (loss) for the period	(1,569)	(3,759)	(5,711)	9,635

Net earnings (loss) per share
Basic	(0.03)	(0.08)	(0.11)	0.21
Diluted	(0.03)	(0.08)	(0.11)	0.20

Weighted average number of shares
Basic	52,692,065	46,139,814	51,900,754	46,139,814
Diluted	53,040,488	46,397,156	52,390,209	46,459,000
Issued and outstanding shares			53,160,970	46,139,814

CONSOLIDATED BALANCE SHEET	As at September 30,	As at December 31,
Unaudited	2006	2005
	$	$
	(restated)

Cash and short-term investments	45,753	52,705
Other current assets	111,435	110,971
	157,188	163,676
Long-term assets	268,849	256,204
Total assets	426,037	419,880

Current liabilities	63,450	64,174
Long-term debt	99,144	135,743
Other long-term liabilities	43,740	45,901
Non-controlling interest	77,938	64,531
	284,272	310,349
Shareholders’ equity	141,765	109,531
Total liabilities and shareholders’ equity	426,037	419,880